FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG
MUNICH

February 14, 2003

FEB 14 2003

VIA MESSENGER DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

03003911

SUPPL

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following document:

Form CM15: Return of allotment of shares for the period January 7, 2003 to February 3, 2003.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.

Sincerely,

Marilyn Mooney

Marilyn Mooney

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enclosure

cc: Steven B. Pfeiffer

dlw 2/19

45282987.1

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973.

Form CM 15

Return of allotment of shares

[Section 93(1)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 7 January 2003 – 3 February 2003

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 13 February 2003

Name of company SASOL LIMITED

Postal address P O Box 5486
JOHANNESBURG 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

GhostFill - Reproduced under Government Printer's Copyright Authority 9026 of 7.08.89 – FORM CM 15

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
668 236 025	Ordinary	2.59	2 778 055 94				
Total: 668236025		Total	2 778 055 94	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2 778 055 943,00

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2 778 055 943,00

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
5 600	Ordinary	42,57	291 360					
Total: 5600		Total	291 360	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7 JANUARY 2003 TO 3 FEBRUARY 2003

DATE	NUMBER OF SHARES ISSUED	PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F 20/12/02	17,563,200		2,778,055,943.00	668,236,025.00
07/01/03	400	25.10	10,040.00	668,236,425.00
03/02/03	5,200	54.10	281,320.00	668,241,625.00
Sub Total	**5,600**	**79.20**	**291,360.00**	
Total	**17,568,800**	**42.57**	**2,778,347,303.00**	**668,241,625.00**

See attached revised CM15 addendum where calculation error has been corrected.

9 DECEMBER 2002 TO 20 DECEMBER 2002

DATE	NUMBER OF SHARES ISSUED	PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F 6/12/02	17,513,000		2,776,125,578.00	668,185,825.00
09/12/02	600	29.75	17,850.00	668,186,425.00
09/12/02	1,400	25.20	35,280.00	668,187,825.00
10/12/02	1,900	25.10	47,690.00	668,189,725.00
10/12/02	1,100	54.00	59,400.00	668,190,825.00
10/12/02	1,800	54.75	98,550.00	668,192,625.00
11/12/02	500	45.20	22,600.00	668,193,125.00
11/12/02	400	54.00	21,600.00	668,193,525.00
12/12/02	3,000	51.80	155,400.00	668,196,525.00
12/12/02	5,000	23.10	115,500.00	668,201,525.00
12/12/02	1,000	28.10	28,100.00	668,202,525.00
13/12/02	600	23.10	13,860.00	668,203,125.00
13/12/02	2,900	25.10	72,790.00	668,206,025.00
13/12/02	2,500	53.80	134,500.00	668,208,525.00
20/12/02	1,000	23.10	23,100.00	668,209,525.00
20/12/02	4,800	25.10	120,480.00	668,214,325.00
20/12/02	1,000	25.20	25,200.00	668,215,325.00
20/12/02	4,000	28.10	112,400.00	668,219,325.00
20/12/02	4,300	38.05	163,615.00	668,223,625.00
20/12/02	600	40.40	24,240.00	668,224,225.00
20/12/02	700	42.30	29,610.00	668,224,925.00
20/12/02	900	53.80	48,420.00	668,225,825.00
20/12/02	6,800	54.00	367,200.00	668,232,625.00
20/12/02	2,800	56.60	158,480.00	668,235,425.00
20/12/02	600	57.50	34,500.00	668,236,025.00
Sub Total	**50,200**	**937.15**	**1,930,365.00**	
Total	17,563,200	42.57	2,778,055,943.00	668,236,025.00

On previous CM15 a calculation error occurred with the final Share Capital plus costs total. The correct amount is reflected above.

Receipt of Share Sale Schedule
Date: 7/1/03
Time: 16:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

7 JANUARY 2003
(These shares were already sold on 23 December 2002 - only being requested today, due to the closure of the Shares Office)

TRADING OF SHARES F 1 / 2003

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
U099	DU TOIT, JACQUES ADRIAN	SASTECH, SASOLBURG	400	25.10	10040.00	25.10	28-Sep-98	107.00
TOTAL - R25.10			400		10,040.00	25.10		
GRAND TOTAL			400		10,040.00	25.10		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

Receipt of Share Sale Schedule
Date: 3/2/03
Time: 12:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

3 FEBRUARY 2003

ELECTRONIC ISSUE OF SHARES **B 1 / 2003**

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U1223	MADIKIZELA, MZIWANDILE	78 LETABA STREET, BRACKENDOWNS, 1441	5200	54.10	281320.00	703.30	16-Jan-01
TOTAL - R54.10			5200		281320.00	703.30	
GRAND TOTAL			5200		281320.00	703.30	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]